Summit Semiconductor, Inc.

6840 Via Del Oro Ste. 280

San Jose, CA 95119

July 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Amanda Ravitz, Assistant Director
Kevin J. Kuhar, Accounting Branch Chief
Caleb French, Staff Attorney
Tim Buchmiller, Senior Attorney

Re:	Summit Semiconductor, Inc.
Registration Statement on Form S-1
File No. 333- 224267
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 25, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement, as amended, for Tuesday, July 24, 2018 at 5:15 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

Summit Semiconductor, Inc.

By:	/s/ Brett Moyer
Brett Moyer
Chief Executive Officer

cc:	Gary Williams, Summit Semiconductor, Inc.
David E. Danovitch, Robinson Brog Leinwand Greene Genovese & Gluck P.C.
Zachary Blumenthal, Robinson Brog Leinwand Greene Genovese & Gluck P.C.
Michael DeDonato, Robinson Brog Leinwand Greene Genovese & Gluck P.C.